April 2017

RE:     Please SUPPORT Shareholder Proposal #4 on Sustainability Reporting

Dear:   XPO Logistics, Inc. Shareholder:

We urge you to SUPPORT Shareholder Proposal #4 at the XPO Logistics, Inc. (NYSE: XPO) annual shareholder meeting on May 10th. The resolution calls for the publication of an annual sustainability report that covers, among other things, the company’s processes, practices and performance regarding human capital management and climate change. High-road Environmental Social Governance (ESG) disclosure is critical at XPO given the following:

•         The company’s operations lie at the heart of the ESG challenges facing global supply chains;

•         Mergers and Acquisitions (M&A) fueled growth has created a complex, dynamic ESG profile;

•         Current sustainability disclosures are partial, inadequate and lag peers;

•         The company faces acute human capital management challenges; and,

•         Climate change presents significant risks and opportunities for XPO, particularly with the push to green supply chains.

XPO lies at the heart of the ESG challenges facing global supply chains

As one of the world’s largest, global, third-party logistics companies, providing transportation and logistical services to 63% of Fortune 100 companies, XPO’s ESG exposure involves a complex set of processes and relationships within global supply chains:

•         Meeting the ESG expectations of its customers – Clients include major consumer brands increasingly concerned with the social and environmental performance of their supply chains, such as Nestle, Marks & Spencer, Zara, L’Oreal, Unilever, Kellogg’s and IKEA.

•         Monitoring the ESG performance of its supply chain partners – Many of the trucking and freight services XPO offers are performed out-of-house, including approximately 10,000 trucks contracted via independent owner-operators and more than 1 million brokered trucks.

Managing the ESG performance of its own operations – XPO’s physical assets include 16,000 tractors, 39,500 trailers, 87,000 employees, 750 contract logistics facilities, and operations in 34 countries.

XPO’s M&A-fueled growth creates a complex, dynamic ESG profile

In just five years, and following more than a dozen acquisitions, XPO has morphed from an asset-light North American business with 216 employees and $177 million in revenue into one of the world’s largest logistics companies with more than $14 billion in revenue, $2.5 billion of plant and equipment assets, and more than 87,000 employees spread across 34 countries. With such aggressive, M&A-fueled growth, it is essential that shareholders – and management – can identify, monitor and manage the risks and opportunities of the company’s rapidly evolving ESG-profile, particularly as businesses are acquired and integrated.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

April 2017

XPO’s sustainability disclosures are partial, inadequate and lag peers

While XPO’s website provides some information related to corporate-wide ESG practices, it falls far short of a comprehensive corporate-wide sustainability report. Given that XPO’s main European business, which came through its $3.53 billion purchase of Norbert Dentressangle SA in 2015, appears to be continuing to provide the more detailed reporting practiced by its prior owners, it is clear that enhanced disclosures are not only possible, but valuable to investors.  Moreover, competitors, such as Deutsche Post/DHL and UPS, provide disclosure of strategies, goals and performance around human capital management, carbon efficiency and other climate change-related initiatives.

XPO’s human capital management challenges

Third-party logistics firms face an intensifying labor shortage, growing scrutiny of warehouse working conditions, and legal and regulatory uncertainty over the employment classification of drivers currently classified as independent owner-operators.  Accordingly, how companies within the sector manage their human capital will have a profound impact on long-term shareholder value.  Unfortunately, publicly-available information suggests XPO is failing to effectively manage the risks and opportunities of its human capital management.

•         ASOS, PLC Controversy – In the United Kingdom, XPO has found itself at the center of a political and media firestorm over allegations of sweatshop-like conditions and exploitative employment contracts at an XPO-operated facility run on behalf of the UK’s largest e-commerce fashion retailer, ASOS.  The head of the UK House of Commons’ Business Committee called XPO’s use of so-called “flex” contracts at the facility “exploitative” and called for a Parliamentary inquiry into working conditions at the facility.

•         Worker Misclassification – The business model of labeling drivers independent contractors while treating them like employees has come under increasing legal scrutiny in the drayage as well as other sectors of the transportation industry.  There are at least eight active class action lawsuits against XPO over misclassification plus an estimated 174 individual wage and hour claims.  The California Labor Commissioner has called misclassification a “form of wage theft as it denies workers all the rights and benefits of employee status.”  Earlier this month, the California Labor Commissioner awarded $855,000 to four port and rail drivers working for XPO due to alleged misclassification.  This brings to 16 the total number of XPO drayage drivers whom the California Labor Commissioner has awarded over $3.8 million.

•         Anti-Union Activity – XPO is the subject of 38 pending charges of Unfair Labor Practices before the National Labor Relations Board (NLRB) for actions taken by management denying and/or violating workers’ Freedom of Association rights.  Region 21 of the NLRB has issued two Complaints against XPO for various Unfair Labor Practices, including misclassifying employee drivers as independent contractors in violation of federal labor laws.  XPO faces trials before an Administrative Law Judge in July and October.  After a Complaint was issued by Region 10 of the NLRB against XPO for interfering with union representatives’ efforts to handbill Savannah port drivers, the company agreed to post a notice and not interfere with union efforts to communicate with drivers at their facility.  XPO spends valuable corporate resources on “union avoidance” consultants, including more than $600,000 in 2015.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

April 2017

XPO’s climate change risks and opportunities

The environmental practices of third-party logistics firms are central to the environmental footprint of global trade as well as impact their own cost structure, regulatory risk, and competitiveness, particularly as clients increasingly look to green their supply chains.  Critical issues include:

•         Operational Energy Efficiency – Whether utilizing owned or contracted transportation assets, XPO’s competitive and regulatory exposure to carbon-and energy-constraints are tied to the fuel efficiency of the transportation networks that make over 150,000 XPO ground shipments each day.  It is critical then, to understand how XPO is proactively managing its environmental footprint by route and network optimization, investing in fleet upgrades, and working with its independent contractors and other suppliers in fostering and tracking carbon efficiency initiatives.  With over 157 million square feet of contract logistic space (warehousing) – more than Costco’s gross square footage – the environmental efficiency of its facilities is also a critical component of its overall environmental footprint.

•        Green Product Offerings – There is growing demand for low-carbon transportation solutions, particularly as consumer-facing brands are trying to deliver on their own sustainability goals.  For investors, it is important to monitor how XPO is positioned to compete for this business, including its ability to track and report the carbon intensity of specific logistical offerings to current and future clients.

The need for high-road sustainability disclosure at XPO

For all these reasons, we believe a comprehensive sustainability report would benefit long-term shareholders, and we urge your support for Item #4.

For more information on the shareholder resolution contact – Louis Malizia, Capital Strategies Department, by email at: LMalizia@teamster.org.

Sincerely,

Ken Hall

General Secretary-Treasurer

KH/cz

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.